BB 5/27

SECURITIE 04019037 SION
Washington, D.C. 20549

PROCESSED JUN 09 2004 THOMSON FINANCIAL

CM 6/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 AND ENDING 12-31-03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTI SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 S. 6TH ST - SUITE 3720
(No. and Street)

MINNEAPOLIS MN 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CYNTHIA M. JOHNSON 612-333-0130 x 224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOWARD DIXON - DIXON + DAHL, LLP
(Name – *if individual, state last, first, middle name*)

125 MAIN ST. S.E. - SUITE 250 MINNEAPOLIS MN 55414
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED APR 21 2004 WASH., D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. D'AQUILA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCANTI SECURITIES, LLC, as of 31 DECEMBER, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA M. JOHNSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD

Via Certified Mail,
Return Receipt Requested
Item No. 7000 0600 0026 6513 4659

April 7, 2004

Ms. Cynthia M. Johnson
Director of Business Operations
Mercanti Securities, LLC
~~510 First Ave. North, Suite 205~~
~~Minneapolis, MN 55403~~

Dear Ms. Johnson:

This acknowledges receipt of your 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation of Net Capital (SEC Rule 17a-5(d)(3);
2. Reconciliation, including appropriate explanations of the audited computation of net capital the broker-dealer's corresponding Unauditied Part II or Part IIA if material differences existed, or if no material differences existed, a statement so stating; and
3. Statement of Changes in Stockholders Equity (SEC Rule 17a-5(d)(2).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 21, 2004. Questions may be addressed to the undersigned at 816-802-4747.

Sincerely,

W E Dondlinger

William E. Dondlinger
Supervisor of Examiners

WED/NJM/kc

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Mary Keefe, Regional Director, Securities and Exchange Commission
Dixon & Dahl, LLP Certified Public Accountant

MERCANTI SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (Item e)
Year Ended December 31, 2003

BALANCE - Beginning of year	$ -
Add : Capital contribution	10,000
Net income	1,942,580
BALANCE - End of year	$ 1,952,580

MERCANTI SECURITIES, LLC

COMPUTATION OF NET CAPITAL (Item g)
Year Ended December 31, 2003

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 1,952,580
Deduct: Nonallowable assets --	
Accounts receivable	(1,013,468)
Due from parent company	(202,770)
NET CAPITAL	$ 736,342

MERCANTI SECURITIES, LLC

RECONCILATION (Item k)
December 31, 2003

No material differences existed at December 31, 2003, between the audited computation of net capital and the broker-dealer's Unaudited Part IIA.